RNS Director/PDMR Shareholding

DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 16:38:16 17 February 2023

RNS Number : 3447Q
Unilever PLC
17 February 2023

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Trian Fund Management, L.P. ("Trian")
2	**Reason for the notification**	
a)	Position/status	Person closely associated with a person discharging managerial responsibilities (Nelson Peltz, director of Unilever PLC)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary shares GB00B10RZP78

b)	Nature of the transaction	Sale of shares by certain funds managed by Trian for portfolio management purposes
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £42.60 (weighted average) — Volume(s): 1,661,153
e)	Aggregated information - Volume - Total	 1,661,153 £70,765,344
f)	Date of the transaction	15 February 2023
g)	Place of the transaction	London Stock Exchange

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Trian Fund Management, L.P. ("Trian")
2	**Reason for the notification**	
a)	Position/status	Person closely associated with a person discharging managerial responsibilities (Nelson Peltz, director of Unilever PLC)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary shares GB00B10RZP78
b)	Nature of the transaction	Distribution in kind of Unilever shares by a fund managed by a subsidiary of Trian, made in connection with the wind-up of the fund and a related vehicle
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s) — Volume(s)

		£00.00	1,012,346
e)	Aggregated information - Volume - Total	1,012,346 £00.00	
f)	Date of the transaction	16 February 2023	
g)	Place of the transaction	Outside a trading venue	

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Trian Fund Management, L.P. ("Trian")
2	**Reason for the notification**	
a)	Position/status	Person closely associated with a person discharging managerial responsibilities (Nelson Peltz, director of Unilever PLC)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary shares GB00B10RZP78
b)	Nature of the transaction	Acquisition of shares distributed by a fund managed by a subsidiary of Trian (distributed in respect of Mr. Peltz's interest in the general partner and special limited partner of the fund)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £00.00 / Volume(s): 822
e)	Aggregated information - Volume - Total	822 £00.00

f)	Date of the transaction	16 February 2023
g)	Place of the transaction	Outside a trading venue

END

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